भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECEIVED
2005 NOV -8 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

शेअर आणि रोखे विभाग, [redacted]

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

05012379

क्रमांक / No. : CO/S&B/PCR/2005 3155 दिनांक / Date : 28-10-2005

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH September, 2005.

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3186 dated the October 28, 2005 addressed to Bombay Stock Exchange Ltd., Mumbai, along with a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
NOV 08 2005
THOMSON
FINANCIAL

11/8

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/PCR/2005/3186 28-10-2005

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT :
HALF YEARLY REVIEW OF FINANCIAL RESULTS
AS ON 30TH September, 2005.

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the results of our Bank, together with Consolidated Financial Statement of SBI Group, for the half year ended 30th September 2005, which have been subjected to review by Auditors. We also enclose a copy of the Review Report of the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,
Sd/-
GENERAL MANAGER
(Shares & Bonds)
Encl. a.a
Copy forwarded for information to:
The Executive Director, Calcutta Stock Exchange Association Limited, 7, Lyons Range, Kolkata 700 001.
The Executive Director, Madras Stock Exchange Ltd.,Exchange building, 11, Second Line Beach, Chennai 600001.
The Executive Director, The Delhi Stock Exchange Association Limited, DSE House, 3/1 Asaf Ali Road, New Delhi –110 022
The Executive Director, Stock Exchange Ltd., Kamdhenu Complex, Opp. old Sachivalya, Ahmedabad - 380 015.
The Manager, National Stock Exchange of India Ltd., Exchange Plaza, 5th Floor, Plot No.C/1, G Block, Bandra-Kurla Complex, Bandra(E), Mumbai - 400 051
The Managing Director, National Securities Depository Limited, Trade World, Senapati Bapat Marg, Lower Parel, Mumbai – 400 023
The Managing Director, Central Depository Services(India) Limited, 28th Floor, Phiroze Jeejeebhoy Tower, Dalal Street, Mumbai – 400 023
The Chief General Manager(A&C), State Bank of India, Corporate Centre, Mumbai , referring to their Memo Corp.cen/A&C/A&A/C-104/1151 dated 28-10-2005

GENERAL MANAGER
(Shares & Bonds)

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2005

(Rs.in crores)

Particulars	Quarter ended 30.09.2005 (Reviewed)	Quarter ended 30.09.2004 (Reviewed)	Half-year ended 30.09.2005 (Reviewed)	Half-year ended 30.09.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
rest Earned (a) + (b) + (c) + (d)	8561.41	8084.84	17727.70	15751.42	32428.00
Interest/discount on advances/bills	4305.55	3146.38	8289.63	6133.60	13043.51
Income on Investments	3611.09	4164.08	7372.07	8154.01	16027.67
Interest on balances with Reserve Bank of India and other interbank funds	474.40	445.99	989.65	959.53	1787.04
Others	170.37	328.39	1096.35	504.28	1569.78
er Income	1294.63	1652.59	2871.19	3191.26	7119.91
(A) TOTAL INCOME (1+2)	9856.04	9737.43	20598.89	18942.68	39547.91
rest Expended	4953.46	4705.03	9868.51	9417.53	18483.38
erating Expenses (e) + (f)	2919.66	2427.47	5309.98	4848.84	10074.17
Payments to and provisions for employees	2041.18	1657.42	3874.75	3367.85	6907.35
Other Operating Expenses	878.48	770.05	1635.23	1480.99	3166.82
(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7873.12	7132.50	15176.49	14266.37	28557.55
(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1982.92	2604.93	5422.40	4676.31	10990.36
(D) Provisions and Contingencies (net of write-back)	817.54	757.39	2584.12	1086.05	4468.76
— of which provisions for Non-performing assets	10.74	298.44	246.74	508.44	1204.00
(E) Provision for Taxes	-49.98	765.65	400.09	1449.97	2217.08
— of which provisions for Fringe Benefit Tax (FBT)	-66.00	[redacted]	19.00	[redacted]	[redacted]
(F) NET PROFIT (C - D - E)	1215.36	1081.89	2438.19	2140.29	4304.52
d-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
serves excluding revaluation reserves (as per balance sheet of previous accounting year)	23545.84	19704.98	23545.84	19704.98	23545.84
lytical Ratios					
Percentage of shares held by Government of India	nil	nil	nil	nil	nil
Capital Adequacy Ratio	11.30%	13.07%	11.30%	13.07%	12.45%
Earnings per Share (in Rs.)	23.09	20.56	46.33	40.67	81.79
	(not annualised)	(not annualised)	(not annualised)	(not annualised)	
(a) Amount of gross non-performing assets	12531.83	12585.62	12531.83	12585.62	12456.25
(b) Amount of net non-performing assets	5235.08	5154.86	5235.08	5154.86	5348.89
(c) % of gross NPAs	5.26%	6.93%	5.26%	6.93%	5.96%
(d) % of net NPAs	2.27%	2.96%	2.27%	2.96%	2.65%
Return on Assets (Annualised)	1.00%	0.97%	1.03%	1.01%	0.99%
reholding pattern					
Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700
...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178
...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.09.2005 (Reviewed)	Quarter ended 30.09.2004 (Reviewed)	Half-year ended 30.09.2005 (Reviewed)	Half-year ended 30.09.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
1		Segment Revenue (Income)					
	a	Banking Operations	8514.62	8146.40	16527.87	15892.69	32403.56
	b	Treasury Operations	4340.36	5251.57	8861.48	9958.53	20111.78
		Total	12854.98	13397.97	25389.35	25851.22	52515.33
		Less : Inter Segment Revenue	3000.25	3715.25	5808.75	7292.32	14132.91
		Net Income from Operations	9854.73	9682.72	19580.60	18558.90	38382.42
2		Segment Results (Profit before tax)					
	a	Banking Operations	1223.80	1224.70	2415.30	2353.96	5404.63
	b	Treasury Operations	-390.72	656.76	-723.31	1029.78	1060.98
		Total	833.08	1881.46	1691.99	3383.74	6465.61
		Add/Less : Unallocated	332.30	-33.92	1146.29	206.52	55.99
		Profit before Tax	1165.38	1847.54	2838.28	3590.26	6521.60
		Less : Income Tax (including FBT)	-49.98	765.65	400.09	1449.97	2217.08
		Net Profit	1215.36	1081.89	2438.19	2140.29	4304.52
3		Segment Assets					
	a	Banking Operations	427057.00	371366.06	427057.00	371366.06	427057.00
	b	Treasury Operations	216956.54	203745.14	216956.54	203745.14	216956.54
	c	Unallocated	3984.33	4067.04	3984.33	4067.04	3984.33
		Less : Eliminations	188115.00	171362.96	188115.00	171362.96	188115.00
		Total	459882.87	407815.28	459882.87	407815.28	459882.87
4		Segment Liabilities					
	a	Banking Operations	404730.11	353095.50	404730.11	353095.50	404730.11
	b	Treasury Operations	215211.31	201784.76	215211.31	201784.76	215211.31
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	184130.69	167296.26	184130.69	167296.26	184130.69
		Total	435810.73	387584.00	435810.73	387584.00	435810.73

(Segment Assets and Liabilities are as on 31st March of the previous year)

NO. 82.4524

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

FILE NO. 82.4524

Notes :

1. The working results for the half-year ended 30th September 2005 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting off provisions held pursuant to losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the period is higher by Rs. 86.86 crores (accounted for in Q 1 of 2005-06)

3. Interest Earned – Others includes an amount of Rs.711.90 crores for the period ended 30.09.2005, being interest on refund of Income Tax (accounted for in Q 1 of 2005-06).

4. An amount of Rs.128.00 crores, being the write back of provisons rendered surplus, is netted under the head Provisions and Contingencies.

5. During the period, the Bank has progressively divested its holding in Credit Information Bureau (India) Ltd. (CIBIL), from 40% to 10%.

6. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 27th October 2005 and were subjected to Review by the Auditors.

T. S. BHATTACHARYA
Managing Director & GE (CB)

ASHOK K. KINI
Managing Director & GE (NB)

A. K. PURWAR
Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co.,
Chartered Accountants

Khandelwal Jain & Co.,
Chartered Accountants

S. Viswanathan,
Chartered Accountants

G. S. Mathur & Co.,
Chartered Accountants

Vinay Kumar & Co.,
Chartered Accountants

M. M. Nissim & Co.,
Chartered Accountants

Venugopal & Chenoy,
Chartered Accountants

Chaturvedi & Co.,
Chartered Accountants

O. P. Totla & Co.,
Chartered Accountants

Patro & Co.,
Chartered Accountants

Kanwasa & Co.,
Chartered Accountants

Sarma & Co.,
Chartered Accountants

K. P. Rao & Co.,
Chartered Accountants

Phillipos & Co.,
Chartered Accountants

Mumbai
27th October 2005

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE HALF-YEAR ENDED 30TH SEPTEMBER 2005

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the half-year ended September 30, 2005. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of 42 branches reviewed by us, 495 branches reviewed by the Bank's Concurrent Auditors, 10 Foreign Offices reviewed by External Auditors and unreviewed returns in respect of 8597 branches (including 14 Foreign Offices). In the conduct of our review, in addition to 42 branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating 505 branches / offices. This review covers 58.27% of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers 61.39% of NPAs as on September 30, 2005.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4 Attention is drawn to Note No. 2 regarding change in the basis of valuation of certain investments and its resultant impact on the working results as described therein.

5 Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential

FILE NO. 82-4524

norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants

Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants

Shivratan Agarwal
Partner : M.No. 104180

S. Viswanathan,
Chartered Accountants

V. C. Krishnan
Partner : M.No. 22167

G. S. Mathur & Co.,
Chartered Accountants

Ajay Mathur
Partner : M.No. 82223

Vinay Kumar & Co.,
Chartered Accountants

Nikhil Singhal
Partner : M.No. 79557

M. M. Nissim & Co.,
Chartered Accountants

Sanjay Khemani
Partner : M.No. 44577

Venugopal & Chenoy,
Chartered Accountants

D. V. Jankinath
Partner : M.No. 29505

Chaturvedi & Co.,
Chartered Accountants

S. C. Chaturvedi
Partner : M.No. 12705

O. P. Totla & Co.,
Chartered Accountants

O. P. Totla
Partner : M.No. 11854

Patro & Co.,
Chartered Accountants

Rajendra Patro
Partner : M.No. 19423

Kanwalia & Co.,
Chartered Accountants

B. K. Kanwalia
Partner : M.No. 7719

Sarma & Co.,
Chartered Accountants

S. R. Mukherjee
Partner : M.No. 11127

K. P. Rao & Co.,
Chartered Accountants

K. Surya Prakash
Partner : M.No. 18857

Phillipos & Co.,
Chartered Accountants

C. H. Sreedharan
Partner : M.No. 6281

Mumbai,
27th October 2005.

FILE NO. 82.4524

State Bank of India (Consolidated)

Unaudited Financial Results for the half year ended 30th September 2005

(Rs. in crore)

	Quarter ended		Half-year ended		Year ended
A. INCOME	**30.09.2005 (Reviewed)**	**30.09.2004 (Un- Reviewed)**	**30.09.2005 (Reviewed)**	**30.09.2004 (Un- Reviewed)**	**31.03.2005 (Audited)**
1. Interest Earned	**11,969.36**	**11,005.78**	**24,398.87**	**21,594.42**	**44,499.06**
a) Interest/discount on advances/bills	6,287.01	4,629.41	12,078.84	9,090.02	19,180.63
b) Interest on Investments	4,976.68	5,547.24	10,084.60	10,920.62	21,533.65
c) Interest on balances with RBI and other inter bank funds	530.69	482.96	1,111.16	1,042.41	2,021.30
d) Others	174.98	346.17	1,124.27	541.37	1,763.48
2. Other Income	2,004.92	2,136.45	4,058.91	4,316.28	10,036.64
TOTAL	**13,974.28**	**13,142.23**	**28,457.78**	**25,910.70**	**54,535.70**
B. EXPENDITURE					
1. Interest Expended	6,816.86	6,243.04	13,527.03	12,537.75	24,891.84
2. Operating Expenses					
a) Payment to and provisions for employees	2,689.06	2,208.21	4,842.28	4,461.90	8,987.46
b) Depreciation on fixed assets (including Leased Assets)	243.63	258.83	519.89	482.49	1,066.58
c) Other Operating Expenses	1,171.96	943.84	2,233.27	1,750.18	4,389.51
3. Total Expenses (excluding provisions and contingencies)	**10,921.51**	**9,653.92**	**21,122.47**	**19,232.32**	**39,335.39**
4. Operating Profit	3,052.77	3,488.31	7,335.31	6,678.38	15,200.31
5. Provisions and contingencies	1,282.07	1,331.16	3,626.49	2,090.96	6,970.57
6. Profit or loss from ordinary activities before tax	1,770.70	2,157.15	3,708.82	4,587.42	8,229.75
7. Extraordinary items	-	-	-	-	-
8. Profit or loss before tax	1,770.70	2,157.15	3,708.82	4,587.42	8,229.75
9. Tax Expense	138.02	912.32	734.03	1,905.88	2,631.78
10. Profit or loss after tax	1,632.68	1,244.83	2,974.79	2,681.54	5,597.97
11. Minority Interest	41.93	17.23	61.37	56.79	134.04
12. Net Profit for the group	**1,590.75**	**1,227.60**	**2,913.42**	**2,624.76**	**5,463.93**
Earnings per share (basic and diluted, annualised) - in rupees	120.90	93.30	110.71	99.74	103.82

The above results have been taken on record by the Central Board of the Bank on the 27th October 2005 and were subject to review by auditors.

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

ASHOK K. KINI
Managing Director & Group Executive
(National Banking)

A. K. PURWAR
Chairman

In terms of our review report of even date.

For. B.M. Chatrath & Co

(Sukhpreet S. Sidhu)
Partner
Membership Number: 52187

Place: Mumbai
Dated: 27th October 2005

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECEIVED
2005 NOV -8 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82.4524

क्रमांक / No.: CO/S&B/PCR/2005/3218 दिनांक / Date : 02-11-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3207 dated the November 02, 2005 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2005/3207

दिनांक / Date : 02-11-2005

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has concluded an issue of USD 30 Mio, Floating Rate Bonds, for a tenor of 5 years at a floating ~~rate~~ coupon of LIBOR+60 bps under the MTN Programme. The bonds will be issued as of 28th October 2005.

Yours faithfully,

General Manager
(Shares & Bonds)

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/PCR/2005/ 3209 दिनांक / Date : 02-11-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH September, 2005.

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3206 dated the November 2, 2005 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/PCR/2005/3206 02-11-2005

Dear Sir, FILE NO. 82.4524

LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH September, 2005.

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of Quarterly results of our Bank for the quarter ended 30th September, 2005, which has been subjected to review by Auditors and duly signed. We also enclose a copy of the Review Report of the Auditors, ~~also~~.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

S.B.I. C.O.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2005

(Rs.in crores)

Particulars	Quarter ended 30.09.2005 (Reviewed)	Quarter ended 30.09.2004 (Reviewed)	Half-year ended 30.09.2005 (Reviewed)	Half-year ended 30.09.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
ed (a) + (b) + (c) + (d)	8561.41	8084.84	17727.70	15751.42	32428.00
scount on advances/bills	4305.55	3146.38	8269.63	6133.60	13043.51
Investments	3611.09	4164.08	7372.07	8154.01	16027.67
balances with Reserve Bank of India and other interbank funds	474.40	445.99	989.65	959.53	1787.04
	170.37	328.39	1096.35	504.28	1569.78
	1294.63	1652.59	2871.19	3191.26	7119.91
L INCOME (1+2)	9856.04	9737.43	20598.89	18942.68	39547.91
ided	4953.46	4705.03	9866.51	9417.53	18483.38
penses (e) + (f)	2919.66	2427.47	5309.98	4848.84	10074.17
to and provisions for employees	2041.18	1657.42	3674.75	3367.85	6907.35
rating Expenses	878.48	770.05	1635.23	1480.99	3166.82
L EXPENDITURE (3) + (4)	7873.12	7132.50	15176.49	14266.37	28557.55
Provisions and Contingencies)					
RATING PROFIT (A - B)	1982.92	2604.93	5422.40	4676.31	10990.36
re Provisions and Contingencies)					
ions and Contingencies (net of write-back)	817.54	757.39	2584.12	1086.05	4468.76
-- of which provisions for Non-performing assets	10.74	298.44	246.74	508.44	1204.00
ion for Taxes	-49.98	765.65	400.09	1449.97	2217.08
of which provisions for Fringe Benefit Tax (FBT)	-66.00	[redacted]	19.00	[redacted]	[redacted]
PROFIT (C - D - E)	1215.36	1081.89	2438.19	2140.29	4304.52
Share Capital	526.30	526.30	526.30	526.30	526.30
uding revaluation reserves	23545.84	19704.98	23545.84	19704.98	23545.84
lance sheet of previous accounting year)					
os					
e of shares held by Government of India	nil	nil	nil	nil	nil
equacy Ratio	11.30%	13.07%	11.30%	13.07%	12.45%
er Share (in Rs.)	23.09	20.56	46.33	40.67	81.79
	(not annualised)	(not annualised)	(not annualised)	(not annualised)	
of gross non-performing assets	12531.83	12585.62	12531.83	12585.62	12456.25
of net non-performing assets	5235.08	5154.86	5235.08	5154.86	5348.89
oss NPAs	5.26%	6.93%	5.26%	6.93%	5.96%
t NPAs	2.27%	2.96%	2.27%	2.96%	2.65%
ssets (Annualised)	1.00%	0.97%	1.03%	1.01%	0.99%
pattern					
nk of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700
...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
...... No. of shares	211960178	211960178	211960178	211960178	211960178
...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.09.2005 (Reviewed)	Quarter ended 30.09.2004 (Reviewed)	Half-year ended 30.09.2005 (Reviewed)	Half-year ended 30.09.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	8514.62	8146.40	16527.87	15992.69	32403.55
	b	Treasury Operations	4340.36	5251.57	8861.48	9958.53	20111.78
		Total	12854.98	13397.97	25389.35	25951.22	52515.33
		Less : Inter Segment Revenue	3000.25	3715.25	5808.75	7392.32	14132.91
		Net Income from Operations	9854.73	9682.72	19580.60	18558.90	38382.42
2		Segment Results (Profit before tax)					
	a	Banking Operations	1223.80	1224.70	2415.30	2353.96	5404.63
	b	Treasury Operations	-390.72	656.76	-723.31	1029.78	1060.98
		Total	833.08	1881.46	1691.99	3383.74	6465.61
		Add/Less : Unallocated	332.30	-33.92	1146.29	206.52	55.99
		Profit before Tax	1165.38	1847.54	2838.28	3590.26	6521.60
		Less : Income Tax (including FBT)	-49.98	765.65	400.09	1449.97	2217.08
		Net Profit	1215.36	1081.89	2438.19	2140.29	4304.52
3		Segment Assets					
	a	Banking Operations	427057.00	371366.06	427057.00	371366.06	427057.00
	b	Treasury Operations	216956.54	203745.14	216956.54	203745.14	216956.54
	c	Unallocated	3984.33	4067.04	3984.33	4067.04	3984.33
		Less : Eliminations	188115.00	171362.96	188115.00	171362.96	188115.00
		Total	459882.87	407815.28	459882.87	407815.28	459882.87
4		Segment Liabilities					
	a	Banking Operations	404730.11	353095.50	404730.11	353095.50	404730.11
	b	Treasury Operations	215211.31	201784.76	215211.31	201784.76	215211.31
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	184130.69	167296.26	184130.69	167296.26	184130.69
		Total	435810.73	387584.00	435810.73	387584.00	435810.73

(Segment Assets and Liabilities are as on 31st March of the previous year)

S.B.I. C.O. Mumbai
S G B Deptt.

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

FILE NO. 82.4524

Notes :

1. The working results for the half-year ended 30th September 2005 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting off provisions held pursuant to losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the period is higher by Rs. 86.86 crores (accounted for in Q 1 of 2005-06)

3. Interest Earned – Others includes an amount of Rs.711.90 crores for the period ended 30.09.2005, being interest on refund of Income Tax (accounted for in Q 1 of 2005-06).

4. An amount of Rs.128.00 crores, being the write back of provisons rendered surplus, is netted under the head Provisions and Contingencies.

5. During the period, the Bank has progressively divested its holding in Credit Information Bureau (India) Ltd. (CIBIL), from 40% to 10%.

6. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 27th October 2005 and were subjected to Review by the Auditors.

T. S. BHATTACHARYA
Managing Director & GE (CB)

ASHOK K. KINI
Managing Director & GE (NB)

A. K. PURWAR
Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co., Chartered Accountants

Khandelwal Jain & Co., Chartered Accountants

S. Viswanathan, Chartered Accountants

G. S. Mathur & Co., Chartered Accountants

Vinay Kumar & Co., Chartered Accountants

M. M. Nissim & Co., Chartered Accountants

Venugopal & Chenoy, Chartered Accountants

Chaturvedi & Co., Chartered Accountants

O. P. Totla & Co., Chartered Accountants

Patro & Co., Chartered Accountants

B. K-Kanwalia
Kanwalia & Co., Chartered Accountants

Sarma & Co., Chartered Accountants

K. P. Rao & Co., Chartered Accountants

Phillipos & Co., Chartered Accountants

Mumbai
27th October 2005

S.B.I. C.O. Mumbai S & B Deptt.

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE HALF-YEAR ENDED 30TH SEPTEMBER 2005

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the half-year ended September 30, 2005. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **42** branches reviewed by us, **495** branches reviewed by the Bank's Concurrent Auditors, **10** Foreign Offices reviewed by External Auditors and unreviewed returns in respect of **8597** branches (including **14** Foreign Offices). In the conduct of our review, in addition to **42** branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating **505** branches / offices. This review covers **58.27%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **61.39%** of NPAs as on September 30, 2005.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4 Attention is drawn to Note No. 2 regarding change in the basis of valuation of certain investments and its resultant impact on the working results as described therein.

5 Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential

FILE NO. 82.4524

norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co., **Chartered Accountants** Sachidananda Krishnan Partner : M.No. 51626	**Khandelwal & Jain & Co.,** **Chartered Accountants** Shivratan Agarwal Partner : M.No. 104180	**S. Viswanathan,** **Chartered Accountants** V. C. Krishnan Partner : M.No. 22167
G. S. Mathur & Co., **Chartered Accountants** Ajay Mathur Partner : M.No. 82223	**Vinay Kumar & Co.,** **Chartered Accountants** Nikhil Singhal Partner : M.No. 79557	**M. M. Nissim & Co.,** **Chartered Accountants** Sanjay Khemani Partner : M.No. 44577
Venugopal & Chenoy, **Chartered Accountants** D. V. Jankinath Partner : M.No. 29505	**Chaturvedi & Co.,** **Chartered Accountants** S. C. Chaturvedi Partner : M.No. 12705	**O. P. Totla & Co.,** **Chartered Accountants** O. P. Totla Partner : M.No. 11854
Patro & Co., **Chartered Accountants** Rajendra Patro Partner : M.No. 19423	**Kanwalia & Co.,** **Chartered Accountants** B. K. Kanwalia Partner : M.No. 7719	**Sarma & Co.,** **Chartered Accountants** S. R. Mukherjee Partner : M.No. 11127
K. P. Rao & Co., **Chartered Accountants** K. Surya Prakash Partner : M.No. 18857	**Phillipos & Co.,** **Chartered Accountants** C. H. Sreedharan Partner : M.No. 6281	

Mumbai,
27th October 2005.